FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgrou[redacted]

04046228

FOSTER'S
GROUP
Inspiring Global Enjoyment

**For your information as released to**
**The Australian Stock Exchange.**

SUPPL



Fosters Brewing

With Compliments

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*



| Name of entity | ABN |
|---|---|
| **Foster's Group Limited** | **49 007 620 886** |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | **On market** |
| 2 | Date Appendix 3C was given to ASX | **22/12/2003** |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 29,335,460 | 250,000 |
| 4 | Total consideration paid or payable for the shares | $135,276,591 | $1,242,500 |

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | Highest price paid: $4.95<br>Date: 14 Oct 2004<br><br>Lowest price paid: $4.33<br>Date: 06 Apr 2004 | Highest price paid: $4.97<br><br>Lowest price paid: $4.97<br><br>Highest price allowed under rule 7.33: $5.20 |



dlw 11/24

**Participation by directors**

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

**How many shares may still be bought back?**

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 170,414,540 |

**Compliance statement**

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ............................................................ Date: 18-Oct-04
Robert Dudfield - Assistant Company Secretary

Print name: ........................................................

== == == == ==

# Appendix 3E

## Daily share buy-back notice
## (*except* minimum holding buy-back and selective buy-back)

*Information and documents given to ASX become ASX's property and may be made public.*



| Name of entity | ABN |
|---|---|
| **Foster's Group Limited** | **49 007 620 886** |

We (the entity) give ASX the following information.

**Information about buy-back**

| | | |
|---|---|---|
| 1 | Type of buy-back | **On market** |
| 2 | Date Appendix 3C was given to ASX | **22-Dec-03** |

**Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day**

| | | Before previous day | Previous day |
|---|---|---|---|
| 3 | Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received | 29,585,460 | 100,000 |
| 4 | Total consideration paid or payable for the shares | 136,519,091 | 499,000 |

| | | Before previous day | Previous day |
|---|---|---|---|
| 5 | If buy-back is an on-market buy-back | highest price paid: 4.97<br>date: 15/10/2004<br><br>lowest price paid: 4.33<br>date: 6/4/2004 | highest price paid: 4.99<br><br>lowest price paid: 4.99<br><br>highest price allowed under rule 7.33: 5.19 |

**Participation by directors**

| | | |
|---|---|---|
| 6 | Deleted 30/9/2001. | |

**How many shares may still be bought back?**

| | | |
|---|---|---|
| 7 | If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back | 170,314,540 |

**Compliance statement**

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .......................................................... Date: 19/10/2004
Robert Dudfield – Assistant Company Secretary

Print name: .......................................................

== == == == ==

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Foster's Group Limited |

ABN

| |
|---|
| 49 007 620 886 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 32,192 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Ordinary |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Rank Equally |
| 5 | Issue price or consideration | $4.22 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issue of shares under the Foster's 2001 International Employee Share Plan (No. 1) to USA and UK participants. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 20 October 2004 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 2,005,953,115 | Fully paid Ordinary Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 998,310<br><br>1,990,000 | Partly Paid Ordinary<br><br>Unlisted Options on Ordinary Shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Ordinary Dividends |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........R.K. Dudfield........ Date: 21 October 2004
Assistant Company Secretary

Print name: ...Robert Keith Dudfield...................................................

== == == == ==

+ See chapter 19 for defined terms.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

22 October 2004

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

**Notification of Cancellation of Shares**

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

R.K. Dudfield

Robert Dudfield
Assistant Company Secretary

Australian Securities &
Investments Commission

**Form 484**

Corporations Act 2001

# Change to company details

**Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:**

| | | |
|---|---|---|
| A1 Change of address | B1 Cease company officeholder | C1 Cancellation of shares |
| A2 Change of name - officeholders or members | B2 Appoint company officeholder | C2 Issue of shares |
| A3 Change - ultimate holding company | B3 Special purpose company | C3 Changes to share structure |
| | | C4 Changes to the register of members |

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

## Company details

Refer to guide for information about corporate key

Company name
FOSTER'S GROUP LIMITED

ACN / ABN
007 620 886

Corporate Key

## Lodgment details

**Who should ASIC contact if there is a query about this form?**

Name
George Sakoufakis

ASIC registered agent number (if applicable)
7717

Telephone number
(03) 9633 2109

Postal address
Level 5, 77 Southbank Boulevard
SOUTHBANK, VIC 3006

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
ROBERT KEITH DUDFIELD

Capacity
☐ irector
☒ ompany secretary

Signature
R.K. Dudfield

Date signed
22 / 10 / 2004
D M Y

## Lodgment

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

**For help or more information**
Telephone 03 5177 3988
Email: info.enquiries@asic.gov.au
Web: **www.asic.gov.au**

## Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

## Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). **Completion of this table is optional**

| | **C1** – Cancellation of shares | **C2** – Issue of shares | **C3** – Change to share structure table | **C4** – Change to members register |
|---|---|---|---|---|
| **Issue of shares** | | | | |
| ☐ Proprietary company | Not required | ✓ | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| **Cancellation of shares** | | | | |
| ☐ Proprietary company | ✓ | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☒ if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| **Transfer of shares** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to amounts paid** | | | | |
| ☐ Proprietary company | Not required | Not required | ✓ | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| **Changes to beneficial ownership** | | | | |
| ☐ Proprietary company | Not required | Not required | Not required | ✓ |
| Public company | | | | |
| ☐ if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

## C1 Cancellation of shares

**Reason for cancellation**
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ orfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 4,562,452 | $21,968,812 |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

22 / 10 / 2004
D M Y